[redacted]

14047947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H.D. Vest Investment Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 North State Highway 161 – Suite 400
(No. and Street)

Irving	**Texas**	**75038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Bennett — **(972) 870-6041**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- if individual, state last, first, middle name)

717 N. Harwood, Suite 3100	**Dallas**	**Texas**	**75201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 4 2014

FOR OFFICIAL USE ONLY

Washington, DC
124

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of H.D. Vest Investment Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

JENEANE THERESE RICE
My Commission Expires
January 3, 2016

Signature

Financial Operation Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Shareholder and Director
H.D. Vest Investment Securities, Inc:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
February 28, 2014

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2013

Assets

Assets:		
Cash and cash equivalents	$	12,285,060
Cash required to be segregated under federal or other regulations		1,856,321
Commissions and accounts receivable		18,790,666
Receivable from Parent, net		151,680
Deferred expenses		1,801,918
Other assets		767,145
Intangibles, net		58,482,841
Goodwill		58,085,777
Total assets	$	152,221,408

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	13,090,299
Amounts due on clearing transactions		1,856,321
Deferred revenue		1,801,918
Other liabilities and accrued expenses		718,905
Deferred tax liability		22,108,811
Total liabilities		39,576,254
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		108,223,838
Retained earnings		4,403,844
Total shareholder's investment		112,645,154
Total liabilities and shareholder's investment	$	152,221,408

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent, in turn, is a wholly owned subsidiary of HDV Holdings, Inc. (HDV). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, and the United States Virgin Islands. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry and Financial Markets Association, and the Securities Investor Protection Corporation. The Company clears security transactions through First Clearing LLC (FCLLC), on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(c) Cash Required to be Segregated Under Federal or Other Regulations

Cash of $1,856,321 is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(d) Fair Values of Assets and Liabilities

The Company applies the provisions of Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires the disclosure of the inputs used to develop the fair value of all nonfinancial assets and non financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are used by the market participants in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In instances where the determination of the fair value measurement is based on inputs from more than one level of the fair value hierarchy, the entire fair value measurement is classified based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy is measured in three levels based on the reliability of inputs:

- Level 1 – Valuations based on quoted prices in active markets for identical assets as of the reporting date.
- Level 2 – Valuations based on pricing inputs that are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date.
- Level 3 – Valuations derived from other valuation methodologies, including pricing models, discounted cash flow models and similar techniques. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market and significant professional judgment in determining the fair value assigned to such assets or liabilities.

The following information relates to estimated fair values of the Company's financial instruments as of December 31, 2013:

For cash and cash equivalents, cash required to be segregated under federal or other regulations, commissions and accounts receivable, receivable from Parent, net, deferred expenses, other assets, commissions payable, amounts due on clearing transactions, deferred revenue, and other liabilities and accrued expenses, the carrying amounts approximate fair value because of the short maturity of these instruments.

(e) Income Taxes

The Company is included in the consolidated federal income tax return of HDV. Federal income taxes are generally allocated to the Company as if it had filed a separate return. HDV also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of the consolidated tax liability in Receivable from Parent, net.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes*, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

(f) Amounts Due on Clearing Transactions

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(g) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(h) Goodwill and Intangible Assets

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually, at September 30, and when a triggering event occurs between annual impairment tests. When assessing goodwill and intangible assets with indefinite lives for potential impairment, management considers whether the value of the asset has been impaired, by evaluating if various factors (including current operating results, anticipated future results and cash flows, and relevant market and economic conditions) indicate a possible impairment and, if appropriate, compares the carrying amount of the asset to its fair value. No impairment loss was recorded in 2013. See note 5.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital cannot be less than $250,000 or 6 ⅔% of aggregate indebtedness, whichever is greater. At December 31, 2013, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$	8,948,093
Required net capital		1,173,588
Excess net capital	$	7,774,505
Ratio of AI/NC		1.97 to 1

The Company is exempt from the provisions of SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays certain costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the Receivable from Parent, net on the accompanying statement of financial condition is $256,685 resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

(Continued)

(4) Litigation and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, including governmental and self-regulatory organization inquiries, investigations and proceedings. In accordance with ASC 450, *Contingencies,* the Company has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial position of the Company, taken as a whole. Such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period. Claims and litigation costs are presented net of insurance recoveries.

(5) Goodwill and Intangible Assets

The stock of the Parent was purchased by HDV in 2011 (the Transaction). This Transaction was treated as a purchase, which generated goodwill and intangible assets that were allocated to the Company. The total amount of goodwill and intangible assets allocated to the Company as a result of the Transaction was $58,085,777 and $69,707,829, respectively.

At December 31, 2013, the acquired intangible assets are as follows:

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:				
Advisor relationships	12	$26,258,578	4,923,484	21,335,094
Sponsor relationships	13	4,562,456	789,656	3,772,800
Proprietary software	8	7,461,658	2,098,591	5,363,067
Other intangible assets	8	6,144,994	3,413,257	2,731,737
Total		44,427,686	11,224,988	33,202,698
Non amortizing intangible assets:				
Trade name / trademarks				25,280,143
Grand total				$ 58,482,841

(6) Income Taxes

Included in Receivable from Parent, net is a current tax liability of $108,454. The primary temporary difference that gives rise to the deferred tax asset relates to intangible assets created from the Transaction.

The Company does not have any uncertain tax positions at December 31, 2013.

(7) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through the date the financial statement was issued, and determined there are no items to be disclosed.

KPMG

H.D. VEST ADVISORY SERVICES, INC.

Financial Statements

December 31, 2013

(With Independent Auditors' Report Thereon)

H.D. VEST ADVISORY SERVICES, INC.

Table of Contents

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Independent Auditors' Report

The Shareholder and Director
H.D. Vest Advisory Services, Inc.:

We have audited the accompanying financial statements of H.D. Vest Advisory Services, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, shareholder's investment, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of H.D. Vest Advisory Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
February 28, 2014

H.D. VEST ADVISORY SERVICES, INC.

Statement of Financial Condition

December 31, 2013

Assets

Assets:		
Cash and cash equivalents	$	3,128,218
Other assets		215,047
Intangibles, net		28,460,732
Goodwill		29,333,672
Total assets	$	61,137,669

Liabilities and Shareholder's Investment

Liabilities:		
Portfolio management fees payable	$	899,096
Payable to Parent, net		95,654
Deferred revenue		191,046
Other liabilities and accrued expenses		90,000
Deferred tax liability		10,757,504
Total liabilities		12,033,300
Shareholder's investment:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		50,467,585
Accumulated deficit		(1,364,216)
Total shareholder's investment		49,104,369
Total liabilities and shareholder's investment	$	61,137,669

See accompanying notes to financial statements.

H.D. VEST ADVISORY SERVICES, INC.

Statement of Income

Year ended December 31, 2013

Revenue:		
Portfolio management fees	$	100,183,971
Interest and other		243,403
Total revenue		100,427,374
Expenses:		
Portfolio management fees		76,478,425
Facilities and service fee to Parent		13,920,129
Amortization expense		2,323,701
Other expenses		1,656,590
Total expenses		94,378,845
Income before income taxes		6,048,529
Income taxes		2,423,261
Net income	$	3,625,268

See accompanying notes to financial statements.

H.D. VEST ADVISORY SERVICES, INC.

Statement of Shareholder's Investment

Year ended December 31, 2013

	Shares of common stock issued and outstanding	Common stock	Additional paid-in capital	Retained Earnings / (Accumulated Deficit)	Total
Balance, December 31, 2012	1,000	$ 1,000	50,467,585	4,060,516	54,529,101
Net income				3,625,268	3,625,268
Dividend to Parent				(9,050,000)	(9,050,000)
Balance, December 31, 2013	1,000	$ 1,000	50,467,585	(1,364,216)	49,104,369

See accompanying notes to financial statements.

H.D. VEST ADVISORY SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	3,625,268
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense		2,323,701
Deferred income taxes		(867,947)
Decrease (increase) in operating assets:		
Receivable from affiliate, net		137,210
Other assets		(21,045)
Increase (decrease) in operating liabilities:		
Portfolio management fees payable		333,875
Payable to Parent, net		(667,526)
Deferred revenue		8,115
Other liabilities and accrued expenses		15,129
Total adjustments		1,261,512
Net cash provided by operating activities		4,886,780
Cash flows from financing activity:		
Dividend to Parent		(9,050,000)
Net cash used in financing activity		(9,050,000)
Net decrease in cash and cash equivalents		(4,163,220)
Cash and cash equivalents, beginning of year		7,291,438
Cash and cash equivalents, end of year	$	3,128,218
Supplemental cash flow disclosure:		
Income tax payments	$	4,060,624

See accompanying notes to financial statements.

H.D. VEST ADVISORY SERVICES, INC.

Notes to Financial Statements

December 31, 2013

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Advisory Services, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in 1987 as a Texas corporation. The Parent, in turn, is a wholly owned subsidiary of HDV Holdings, Inc. (HDV).

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Revenue Recognition

Portfolio management fees are generally received quarterly based on total assets managed in accordance with the investment advisory agreement but are recognized as earned on a pro rata basis over the term of the contract. All related portfolio management fees payable are recognized on the same basis.

Revenue and related expense from annual regulatory license renewal fees is deferred and recognized on a straight-line basis over the course of the license year. Deferred expenses and revenue are recorded in the statement of financial condition.

(c) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(d) Fair Values of Assets and Liabilities

At December 31, 2013, the Company had cash equivalents totaling $2,012,773 in a money market mutual fund which are considered to be Level 1 assets as defined under Accounting Standards Codification (ASC) 820, *Fair Value Measurement and Disclosures*. Level 1 valuation is based upon quoted prices for identical instruments traded in active markets.

(e) Income Taxes

The Company is included in the consolidated federal income tax return of HDV. Federal income taxes are generally allocated to the Company as if it had filed a separate return. HDV also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of the consolidated tax liability in Payable to Parent, net.

(Continued)

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes*, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of other expense.

(f) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(g) Goodwill and Intangible Assets

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually, at September 30, and when a triggering event occurs between annual impairment tests. When assessing goodwill and intangible assets with indefinite lives for potential impairment, management considers whether the value of the asset has been impaired, by evaluating if various factors (including current operating results, anticipated future results and cash flows, and relevant market and economic conditions) indicate a possible impairment and, if appropriate, compares the carrying amount of the asset to its fair value. No impairment loss was recorded in 2013. See note 3.

(2) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays certain costs of the Company other than portfolio management fees and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the Payable to Parent, net on the accompanying statement of financial condition is a payable of $219,551 resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

The Parent and HDV generally pay income taxes on behalf of the Company and, in turn, charge the Company for the payments. For the year, the Company paid taxes to the Parent totaling $3,703,940, including interest and penalties.

(3) Goodwill and Intangible Assets

The stock of the Parent was purchased by HDV in 2011 (the Transaction). This Transaction was treated as a purchase, which generated goodwill and intangible assets that were allocated to the Company. The total amount of goodwill and intangible assets allocated to the Company as a result of the Transaction was $29,333,672 and $33,889,301, respectively.

At December 31, 2013, the acquired intangible assets are as follows:

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:				
Advisor relationships	12	$ 13,659,986	2,561,247	11,098,739
Proprietary software	8	3,881,632	1,091,709	2,789,923
Other intangible assets	8	3,196,690	1,775,613	1,421,077
Total		20,738,308	5,428,569	15,309,739
Non amortizing intangible assets:				
Trade name / trademarks				13,150,993
Grand total				$ 28,460,732

Aggregate amortization expense for amortizing intangible assets was $2,323,701 for the year ended December 31, 2013. Estimated amortization expense for the next five years is: $1,843,118 in 2014, $1,753,210 in 2015, $1,723,241 in 2016, $1,723,241 in 2017, and $1,723,241 in 2018.

(4) Income Taxes

Components of the provision for income taxes are as follows for the year ended December 31, 2013:

Current	$3,291,208
Deferred	(867,947)
Provision for income taxes	$2,423,261

A reconciliation between the amount of the reported provision for income taxes and expected income tax, (computed by multiplying the statutory federal income tax rate (35%) times income before income taxes) is as follows for the year ended December 31, 2013:

Expected provision for federal income taxes	$2,116,985
State income taxes, net of federal benefit	209,393
Other	96,883
Provision for income taxes	$2,423,261

Included in Payable to Parent, net is a current tax receivable of $127,346. The primary temporary difference that gives rise to the deferred tax liability relates to intangible assets created from the Transaction.

The Company does not have any uncertain tax positions at December 31, 2013.

(5) Guarantees

In connection with certain transactions of the Parent, the Company, along with other affiliates, has executed loan guarantees for the benefit of the lenders. A summary of the loan guarantees at December 31, 2013 follows:

	Year of termination	Commitment at December 31, 2013
Revolving Commitment	2018	$ 15,000,000
Term Loan Commitment	2018	119,487,500
Term Loan Commitment	2019	54,000,000
Total		$ 188,487,500

These guarantees are secured by certain property of the Company. The terms of the guaranty provide for no limitation to the maximum potential future payments. The Company monitors the financial performance of the Parent on an ongoing basis, and it is remote that the Company would be required to make payments under its guarantees. No liability has been recognized at December 31, 2013 related to these guarantees.

(6) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through February 28, 2014, the date at which the financial statements were available to be issued, and determined there are no items to be disclosed.